Report of Independent Registered Public Accounting Firm

To the Board of Directors
Advantage Funds, Inc.

We have examined management's assertion, included
in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of      1940 that
Advantage Funds, Inc.
(comprising, respectively, Dreyfus Global Absolute Return Fund, Dreyfus Global Dynamic Bond Fund, Dreyfus Global Real Return Fund, Dreyfus International Value Fund, Dreyfus Opportunistic Midcap Value Fund, Dreyfus Opportunistic
Small Cap Fund, Dreyfus Opportunistic U.S. Stock Fund, Dreyfus Strategic Value Fund, Dreyfus Structured Midcap Fund, Dreyfus Technology Growth Fund, Dreyfus Total Emerging Markets Fund and Dynamic Total Return Fund) (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2014. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2014, and with respect to agreement of security and similar investment purchases and sales, for the period from May 31, 2014 (the date of our last examination) through June 30, 2014:

Count and inspection of all securities and similar investments located in the vault of The Bank of New York
Mellon in New York and London, if any, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities and similar investments to the books and records of the Company and The Bank of New York Mellon;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Confirmation of all repurchase agreements, if any, with brokers/banks or to documentation of corresponding subsequent cash receipts and agreement of underlying collateral with The Bank of New York Mellon's records;

Agreement of pending purchase activity as of June 30, 2014 to documentation of subsequent broker statements;

Agreement of 5 purchases and 5 security sales or maturities since our last report from the books and records of the Dreyfus Funds to corresponding trade tickets or broker confirmations;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Advantage Funds, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2014 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Advantage Funds, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
September 24, 2014





          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811-7123         September 24, 2014

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commission's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Advantage Funds, Inc.
(comprising, respectively, Dreyfus Global Absolute Return Fund, Dreyfus Global Dynamic Bond Fund, Dreyfus Global Real Return Fund, Dreyfus International Value Fund, Dreyfus Opportunistic Midcap Value Fund, Dreyfus Opportunistic
Small Cap Fund, Dreyfus Opportunistic U.S. Stock Fund, Dreyfus Strategic Value Fund, Dreyfus Structured Midcap Fund, Dreyfus Technology Growth Fund, Dreyfus Total Emerging Markets Fund and Dynamic Total Return Fund) (the "Company") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2014, and from May 31, 2014 through June 30, 2014.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of June 30, 2014 and from May 31, 2014 through June 30, 2014 with respect to securities and similar investments reflected in the investment account of the Company.

Advantage Funds, Inc.



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation